GSME 基美资本
CAPITAL PARTNERS

GSME ACQUISITION PARTNERS I

Proposed Business Combination with

Plastec International Holdings Limited

September 2010

Safe Harbor

THIS PRESENTATION IS BEING PRESENTED BY GSME ACQUISITION PARTNERS I ("GSME" OR THE "COMPANY") AND PLASTEC INTERNATIONAL HOLDINGS LIMITED ("PLASTEC").

NEITHER GSME, PLASTEC NOR ANY OF THEIR RESPECTIVE AFFILIATES, REPRESENTATIVES OR ADVISORS MAKES ANY REPRESENTATION OR WARRANTY AS TO THE COMPLETENESS OF THE INFORMATION CONTAINED IN THIS PRESENTATION. THE SOLE PURPOSE OF THIS PRESENTATION IS TO ASSIST PERSONS IN DECIDING WHETHER THEY WISH TO PROCEED WITH A FURTHER REVIEW OF THE PROPOSED TRANSACTION DISCUSSED HEREIN AND IS NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING THE PROPOSED TRANSACTION DISCUSSED HEREIN. IT IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION.

GSME INTENDS TO DELIVER TO SHAREHOLDERS A PROXY STATEMENT IN CONNECTION WITH THE PROPOSED TRANSACTION AND FILE SUCH PROXY STATEMENT UNDER COVER OF A REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC").

SHAREHOLDERS OF GSME ARE URGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING PLASTEC AND THE PROPOSED TRANSACTION. SUCH PERSONS CAN ALSO READ GSME'S FINAL PROSPECTUS, DATED NOVEMBER 19, 2009, ITS TRANSITION REPORT ON FORM 20-F FOR THE TRANSITION PERIOD FROM JANUARY 1, 2009 TO OCTOBER 31, 2009 (THE "TRANSITION REPORT") AND OTHER REPORTS AS FILED WITH THE SEC, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF GSME'S OFFICERS AND DIRECTORS AND THEIR AFFILIATES AND THEIR OTHER RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THE PROPOSED TRANSACTION, INCLUDING THE RISK FACTORS RELATED THERETO. THE PROXY STATEMENT WILL BE MAILED TO SHAREHOLDERS AS OF RECORD DATES TO BE ESTABLISHED FOR VOTING ON THE PROPOSED TRANSACTION. FREE COPIES OF THESE DOCUMENTS CAN ALSO BE OBTAINED, WHEN AVAILABLE, AT THE SEC'S INTERNET SITE (http://www.sec.gov) OR BY DIRECTING A REQUEST TO: GSME ACQUISITION PARTNERS I, 762 WEST BEIJING ROAD, SHANGHAI, PEOPLE'S REPUBLIC OF CHINA 200041, ATTENTION: ELI D. SCHER, (86) 21-6271-6777.

GSME, PLASTEC AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF GSME'S SHAREHOLDERS TO APPROVE THE PROPOSED TRANSACTION. INFORMATION ABOUT GSME'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS TRANSITION REPORT. ADDITIONALLY, THE UNDERWRITERS IN GSME'S INITIAL PUBLIC OFFERING MAY ASSIST GSME IN THESE EFFORTS. THE UNDERWRITERS WILL BE ENTITLED TO RECEIVE DEFERRED UNDERWRITING COMPENSATION UPON COMPLETION OF THE PROPOSED TRANSACTION. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF POTENTIAL PARTICIPANTS WILL BE INCLUDED IN THE PROXY STATEMENT AND OTHER MATERIALS TO BE FILED BY GSME WITH THE SEC. THIS PRESENTATION SHALL NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTION.

THIS PRESENTATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTIONS IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

THIS PRESENTATION CONTAINS "FORWARD-LOOKING STATEMENTS." THESE FORWARD-LOOKING STATEMENTS INVOLVE SIGNIFICANT RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE EXPECTED RESULTS. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS "EXPECT," "ESTIMATE," "PROJECT," "BUDGET," "FORECAST," "ANTICIPATE," "INTEND," "PLAN," "MAY," "WILL," "COULD," "SHOULD," "BELIEVES," "PREDICTS," "POTENTIAL," "CONTINUE," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

STATEMENTS REGARDING THE FOLLOWING SUBJECTS, AMONG OTHERS, ARE FORWARD-LOOKING BY THEIR NATURE: THE STATEMENTS: (I) REGARDING THE PROPOSED TERMS AND STRUCTURE OF THE PROPOSED TRANSACTION; (II) REGARDING PLASTEC'S OPERATIONS UPON CLOSING OF THE PROPOSED TRANSACTION; AND (III) PLASTEC'S PROPOSED BUSINESS STRATEGIES AND GOALS.

NEITHER GSME NOR PLASTEC NOR ANY OF THEIR RESPECTIVE AFFILIATES, REPRESENTATIVES OR ADVISORS UNDERTAKES ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE: UNCERTAINTIES AS TO THE TIMING OF THE PROPOSED TRANSACTION; APPROVAL OF THE PROPOSED TRANSACTION BY GSME'S SHAREHOLDERS; THE SATISFACTION OF CLOSING CONDITIONS TO THE PROPOSED TRANSACTION; COSTS RELATED TO THE PROPOSED TRANSACTION; CHANGES IN ECONOMIC CONDITIONS GENERALLY; LEGISLATIVE AND REGULATORY CHANGES; AND THE DEGREE AND NATURE OF PLASTEC'S COMPETITION.

THIS PRESENTATION INCLUDES CERTAIN FINANCIAL INFORMATION (EBITDA) NOT DERIVED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP"). ACCORDINGLY, SUCH INFORMATION MAY BE MATERIALLY DIFFERENT WHEN PRESENTED IN GSME'S PROXY STATEMENT. GSME AND PLASTEC BELIEVE THAT THE PRESENTATION OF THIS NON-GAAP MEASURE PROVIDES INFORMATION THAT IS USEFUL TO INVESTORS AS IT INDICATES MORE CLEARLY PLASTEC'S FUTURE PERFORMANCE. EBITDA WAS DERIVED BY TAKING EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION AS ADJUSTED FOR CERTAIN ONE-TIME NON-RECURRING ITEMS AND EXCLUSIONS.

Table of Contents

I. EXECUTIVE SUMMARY

Executive Summary

GSME is pleased to present the details of its proposed transaction with Plastec

- GSME has signed a definitive merger agreement with Plastec, a China-based, high-precision plastic injection molding and secondary finishing business
  - Initial purchase price of 6.5x FYE 4/30/2010 adjusted Net Income of $10.9 million, or 7.1 million shares
  - Potential earn-outs of an additional 9.0x FYE 4/30/2010 Net Income, or 9.7 million shares subject to achieving certain Net Income benchmarks in FYE 2011, 2012 and 2013

	2010	2011	2012	2013
Revenue mm	$123,942,981	$152,564,103	$186,538,462	$233,333,333
Growth		*23%*	*22%*	*25%*
Net Income mm	$10,853,205	$16,756,410	$22,564,103	$32,051,282
Margin	*8.8%*	*11.0%*	*12.1%*	*13.7%*
	P/F Closing	**P/F 2011**	**P/F 2012**	**P/F 2013**
Payouts Multiples	6.5x	2.7x	3.1x	3.1x
Share Equivalent	7,054,583	2,944,767	3,389,610	3,389,611

- GSME believes Plastec has the expertise and market positioning to outperform its financial benchmarks, as well as pursue consolidation opportunities within its industry
  - Strong projected growth in both global and China's domestic plastic components sector
  - Entering new product cycle for key customers, which leads to higher-margin business
  - The economic climate during the past several years has caused many competitors to cease operations, while Plastec has expanded production through investment of approximately $72 million

Executive Summary

Plastec offers full service design, fabrication, injection, finishing and assembly

1 Mold design and fabrication



4 Parts assembly



2



Plastic injection manufacturing

3





Secondary-process finishing

Executive Summary

Plastec's products are used across a variety of sub-categories

Consumer electronics






- DVD Combos
- MP3 Players
- Remote Controls

Electrical home appliances





- Power Tools
- Hair Dryers/Shavers
- Vacuum Cleaners
- LCD Television Sets

Telecommunication devices



- Mobile Handsets
- Cordless Phone Sets

Computer peripherals



- LCD Monitors
- Printers
- Photo Printers

Others



- GPS Devices
- Precision Plastic Educational Products
- Automobile Audio Systems

Executive Summary

GSME's management believes that Plastec's management, operations and consistent financial performance have resulted in it becoming a major player in its space

- Plastec is led by industry veterans, with an extensive track-record of successful operations, and a history of producing positive returns on investment
  - Each of the Chairman, CEO and COO has in excess of 20 years of industry experience
  - Strong financial controls, and financial management by CFO with over 20 years of finance/banking experience
  - Invested in by seasoned, and consistently outperforming private equity firm, Cathay Capital
- Plastec possesses "best of breed" production capabilities and manufacturing expertise, which allow it to attract top global brands as customers and maintain relationships for several years
  - Tooling facilities to produce molds according to clients' demands, with exceptional precision
  - Robust injection machine base to meet large order demands of global OEMs
  - Superior secondary finishing facilities, attracting high-margin clients with stringent quality controls
  - Low defect rates, and innovative mechanization of manufacturing processes to reduce labor costs
- Plastec's financial performance is driven by its growth in revenue and profitability, as well as its cash flow management
  - Revenue and Net Income doubled from 2005 to 2008
  - 2009 and 2010 continued to be profitable despite the write off of certain fixed assets
  - Plastec intends to distribute 30% of its annual profits as a dividend to shareholders

II. TRANSACTION SUMMARY

Transaction Summary

GSME has structured a transaction which it believes has compelling valuation metrics

- GSME will issue approximately 7.1 million shares to Plastec shareholders at closing and may issue an additional 9.7 million shares upon achievement of certain financial targets
  - Assuming 15% of public shareholders elect to redeem their shares for $10.30 in cash, Plastec will have approximately $27 million available for working capital and corporate activities
  - Proceeds from the merger will be utilized to pursue acquisition opportunities, as well as expand existing production bases

- On a fully diluted basis at the close of the transaction, the shareholding table, excluding contingent shares, would look as described below
  - Assuming a $10.00 share price, the implied dilution results in a pre-money implied valuation of 4.6x
  - Assuming some effect of additional dilution from warrants, a 15.0x P/E multiple would result in an implied valuation of 3.1x

Stakeholders		Total Shares
Total Plastec Shares	64.8%	7,054,583
Existing Public Shares + SPAC Promote	35.2%	3,840,000
Fully Diluted Warrants and UPO @ 10 per share	0.0%	0
Total	100.0%	10,894,583
Post-Money Implied Value Based on Cash Raised	7.1x	$76,629,510
Pre-Money Implied Value Based on Cash Raised	4.6x	$49,749,510

Stakeholders		Total Shares
Total Plastec Shares	55.4%	7,054,583
Existing Public Shares + SPAC Promote	33.9%	4,320,000
Fully Diluted Warrants and UPO @ 14.09 per share	10.7%	1,367,396
Total	100.0%	12,741,979
Post-Money Implied Value Based on Cash Raised	5.6x	$60,669,733
Pre-Money Implied Value Based on Cash Raised	3.1x	$33,589,733

Note: Existing Public Shares and SPAC promote, does not include GSME management shares held in escrow

GSME 基美资本 CAPITAL PARTNERS

Transaction Summary: Comparable Companies

Based on comparable public companies, the transaction with Plastec has a relatively low valuation

Company Comp Set

Company Name	Day Close Price Latest	Shares Outstanding Latest	Market Capitalization Latest	LTM Net Debt	LTM Minority Interest	Total Enterprise Value Latest	LTM Total Revenue	LTM EBITDA	LTM EBIT	LTM Diluted EPS Excl. Extra Items	TEV/EBIT LTM - Latest	P/Diluted EPS Before Extra LTM - Latest
Carclo plc (LSE:CAR)	2.34	61.51	144.33	22.4	-	158.03	124.2	13.1	8.1	0.1	19.72x	23.06x
Core Molding Technologies Inc. (AMEX:CMT)	4.5	7.08	31.85	18.3	-	55.03	85.4	9.1	5.2	0.2	10.64x	23.63x
Deswell Industries Inc. (NasdaqGM:DSWL)	3.22	16.19	52.14	(40.8)	-	17.5	81.6	4.5	(2.5)	0.1	NM	38.52x
Fischer Tech Ltd. (SGX:F22)	0.11	273.2	29.71	3.4	0.4	29.55	88.0	4.7	(1.1)	-	18.04x	38.81x
Fu Yu Corporation Limited (SGX:F13)	0.07	712.5	49.17	(27.5)	20.1	41.8	185.1	4.8	(8.7)	-	NM	NM
Hi-P International Ltd. (SGX:H17)	0.69	887.75	612.15	(171.0)	4.6	294.9	474.2	53.7	19.4	-	15.22x	38.23x
Nifco Inc. (TSE:7988)	23.22	53.3	1,240.53	(244.9)	27.6	963.63	1,243.0	176.4	99.0	1.0	9.91x	22.86x
Spartech Corp. (NYSE:SEH)	6.33	30.91	195.68	172.7	-	485.85	956.8	78.6	40.6	0.5	11.97x	20.40x
Sunningdale Tech Ltd (SGX:T35)	0.15	746.01	114.7	2.5	-	129.68	290.3	37.1	17.9	-	7.26x	13.72x
V8 Industry Bhd (KLSE:V8)	0.42	179.7	75.22	36.6	6.1	109.75	225.2	22.9	13.6	-	10.81x	15.80x

Summary Statistics	Day Close Price Latest	Shares Outstanding Latest	Market Capitalization Latest	LTM Net Debt	LTM Minority Interest	Total Enterprise Value Latest	LTM Total Revenue	LTM EBITDA	LTM EBIT	LTM Diluted EPS Excl. Extra Items	TEV/EBIT LTM - Latest	P/Diluted EPS Before Extra LTM - Latest
High	23.22	887.75	1,240.53	172.7	27.6	963.63	1,243.0	176.4	99.0	1.0	19.72x	38.81x
Low	0.07	7.08	29.71	(244.9)	0.4	17.5	81.6	4.5	(8.7)	-	7.26x	13.72x
Mean	4.11	296.82	254.55	(22.8)	11.8	228.57	376.4	40.5	19.2	0.2	12.95x	26.11x
Median	1.52	120.61	94.96	3.0	6.1	119.72	205.2	18.0	10.9	0.1	11.39x	23.06x
Plastec		10.89	108.9	2.8	0	106.1	123.9	33.0	15.8	1.00		
Implied Transaction Multiples											6.70x	10.04x

Note: Assumes $10.00/share for calculation of fully diluted shares

Source: Publicly Available Information

Transaction Summary

Based on solid operating results, a conservative management style, and targeted acquisitions, Plastec aims to outperform its financial benchmarks and to produce compelling returns

- Assuming a discounted P/E multiple to its peers, Plastec remains a strong value investment proposition
  - Plastec projects to continue to fund its growth through cash flow generated by its operations, while maintaining high cash balances for acquisition opportunities

	P/F Closing	P/F 2011	P/F 2012	P/F 2013
New Shares Issued	7,054,583	2,944,767	3,389,610	3,389,611
2010 NI Payout Multiples	6.5x	2.7x	3.1x	3.1x
CY Multiple Calculation		6.0x	5.9x	5.2x
Net Income	$10,853,205	$16,756,410	$22,564,103	$32,051,282
Net Income Multiple (Based on Comparable Companies)	15.0x	15.0x	15.0x	15.0x
Equity Value Unadjusted for the Balance Sheet	$162,798,077	$251,346,154	$338,461,538	$480,769,231
Less Debt	$0	$0	$0	$0
Plus Cash Available for Working Capital	$16,763,268	$16,763,268	$16,763,268	$16,763,268
Equity Value Adjusted for the Balance Sheet	$179,561,345	$268,109,422	$355,224,807	$497,532,499
Existing Public Shares	3,600,000	3,600,000	3,600,000	3,600,000
Existing SPAC Management Shares out of Escrow	720,000	960,000	960,000	1,200,000
Diluted Public Warrants	662,185	1,060,145	1,207,106	1,550,336
Diluted Existing SPAC Management Warrants	662,185	1,060,145	1,207,106	1,550,336
Diluted Underwriters UPO	43,025	134,729	168,594	247,686
Shares Issued to Target	7,054,583	9,999,350	13,388,960	16,778,571
Total Fully Diluted Shares	12,741,979	16,814,369	20,531,767	24,926,929
Share Price	**$14.09**	**$15.95**	**$17.30**	**$19.96**
Warrant Price (Intrinsic)	**$2.59**	**$4.45**	**$5.80**	**$8.46**
Unit Price	**$16.68**	**$20.39**	**$23.10**	**$28.42**

III. BUSINESS OVERVIEW

Business Overview

Plastec is a leading plastic injection molding and finishing business, which management believes is poised for growth

- Plastec manufactures precision plastic parts and components for consumer applications, including: home electronics, appliances, telecommunications and other products with stringent quality demands

- Management team has extensive operating experience, having endured multiple market cycles, and is accomplished and capable to lead the business toward its strategic objectives

- Plastec operates 6 facilities in 5 separate locations,* and operates high output, low-defect plants
  - High-technology production facilities, employing newest methods
  - Over 500 injection machines and approximately 80 precision tooling machines
  - Strategic locations near customers
  - Stringent quality controls

- Plastec employs cost-plus pricing, and emphasizes high-margin, high-demand finishing capabilities
  - Leading global brands as customers, strong China/Asia exposure
  - Long-standing customer relationships

* See page 19

Business Overview

Plastec has invested the latest technologies to maintain industry leading status

- Plastec is more profitable than its competitors, across a number of key metrics
  - Low-defects and high-utilization rates
  - Effective pricing policies
  - Focus on highest margin business

- Plastec believes that its already under construction expansion will meet its increased demand in output, and intends to initiate a selective acquisition campaign
  - Plastec has invested $72.2mm over the past 3 years in capex, while competitors struggled to survive
  - Proceeds from the transaction will fund acquisition strategy and further capacity expansion

Capital Expenditures

US$	Audited FY08	Audited FY09	Audited FY10
Plant & Mach	18,312,692	21,588,462	15,324,744
Leasehold improvements	10,385	16,282	20,641
Buildings	140,641	90,000	65,128
Furniture/Fixture	365,769	2,545,897	4,098,462
Computer Equipment	143,205	217,308	291,538
Motor Vehicles	109,872	173,590	144,872
Tooling	2,163,205	250,000	1,058,974
In Progress	3,113,205	606,538	1,344,615
Total	24,358,974	25,488,077	22,348,974

GSME 基美资本 CAPITAL PARTNERS

Business Overview

Seasoned, accomplished and reputable management team

Mr. Kin Sun SZE-TO	▪ Founder, Chairman of the Board and CEO ▪ Responsible for directing long-term business development strategies and establishing operational objectives and assignments ▪ Over 20 years of experience in the plastic injection and molding, and secondary finishing industry ▪ Leads professional team with extensive industry experience and knowledge
Mr. Chin Hien TAN	▪ Executive Director, COO ▪ Responsible for the administration and management of PRC operations and market development ▪ Over 24 years of industry experience
Mr. Ho Leung NING	▪ Executive Director, CFO ▪ Responsible for corporate planning and financial activities ▪ Over 20 years of experience in the banking and finance industry
Mr. Wai Keung LAM	▪ Financial controller ▪ Responsible for oversight of financial and accounting matters ▪ Over 10 years of experience in the accounting and finance field

Business Overview

Steady growth, and strategic development through the establishment of subsidiaries

Date	Event
1993	Mr. Kin Sun Sze-To founded Sun Line Industrial Limited ("Sun Line (HK)") in Hong Kong
1993	Sun Line (HK) commenced plastic parts and components manufacturing in Shenzhen at Shenzhen Sun Line Processing Factory
Nov-02	Sun Line (HK) set up Dongguan Sun Line Processing Factory
Feb-04	Plastec International Holdings Ltd. was incorporated in the British Virgin Islands We expanded our operation to Heyuan with the establishment of Heyuan Sun Line Industrial Co., Ltd. as a wholly foreign owned enterprise, and the construction of Heyuan Sun Line Manufacturing Plant
Aug 04	Sun Line (Macao Commercial Offshore) Company Limited was incorporated as a sales center
Sep-04	Shenzhen Sun Ngai was acquired from Mr. Kin Sun Sze-To as our 3rd processing factory to expand our secondary-process finishing business
Dec-04	Dongguan Sun Chuen Plastic Products Co., Ltd. was established as our 2nd wholly foreign owned enterprise
Aug-05	Our operation in Shenzhen expanded through the establishment of our 4th processing factory, Shenzhen Broadway
Dec-05	20% new shares were issued to Cathay Plastic Limited to finance our further expansion and development
Aug-08	Broadway Precision Industrial (Kunshan) Limited was established as our 3rd wholly foreign owned enterprise
Oct-08	Sun Line Precision Industrial (Zhuhai) Ltd. was established as 4th wholly foreign owned enterprise

Business Overview

New technology adoption, and effective implementation

Strong tooling expertise and know-how

- Dedicated team of 125 design engineers and technicians
- Co-design: Constructive feedback to our customers through an interactive process
- Ability to produce approximately 100 to 120 molds per month with competitive lead time of 20 to 60 days

Cutting-edge hardware and software for high-precision prototyping, mold design and fabrication

Computer aided design system



Draw up detailed specifications

Computer aided manufacturing system



Plan manufacturing procedures

Fused deposition modeling machine



Accurately prototype finished products

- Minimize lead time between mold design and mass-production
- Significant cost and first-to-the-market advantages for our customers

Business Overview

Just-in-time facilities, with significant capacity

Location of plants	Dongguan	Shenzhen	Heyuan	Kunshan	Zhuhai	TOTAL
Gross floor area (sq.m.)	~50,000	~61,000	~10,000	~13,000	~25,000	~159,000
No. of plastic injection machines	175	220	30	30	50	505
No. of tooling machines	50	34	N/A.	N/A	N/A	84
Employees	~1,900	~2,300	~70	150	~230	~4,650
Tenure for processing agreement(s)	10 years till Nov 2012	5-10 years till Dec 2011	N/A	N/A	N/A	
Tenure for tenancy agreement(s)/ land use rights	8-10 years till Nov 2015 - May 2015	5 years till April 2014 - Nov 2017	50 years till Mar 2054	10 years till March 2019	10 years till Oct 2018	
Period of occupancy	Since Dec 2002	Since Jan 1997	Since Dec 2005	Since Aug 2008	Since Nov 2008	

Source: Company data, as at April 30, 2010

Strategically located next to customers to facilitate frequent just-in-time deliveries


Kunshan


Heyuan
Shenzhen
Dongguan
Zhuhai

Business Overview

Efficient management of high-technology equipment base

Rapid expansion of production capacity

Injection machines

	04/2006	04/2007	04/2008	04/2009	04/2010
No. of injection machines	472	506	517	500	505
Max annual capacities (machine hours)	1,990K	3,137K	3,268K	3,248K	3,299K
Utilization	68.4%	67.2%	67.6%	62.1%	64.5%

Tooling machines

	04/2006	04/2007	04/2008	04/2009	04/2010
No. of tooling machines	40	73	76	79	84
Max annual capacities (machine hours)	268K	460K	483K	501K	543K
Utilization	99.9%	99.4%	101.7%	101.5%	101.0%

Source: Company data
machine hours = no. of machines x 22 hours a day x no. of working days a year

Business Overview

The business has developed rapidly since inception

Quality control at each critical stage of production

Mold design and fabrication quality control through documentation control, mold trial and mold measurement → Quality control on incoming materials → Production quality control providing real-time feedback on production procedures → Outgoing quality control through sample inspections on finished products and packaging → **Finished product**

Successful implementation of quality control as witnessed by low customer return rate (0.2-0.7%) and large number of industry standard certifications

Advanced quality control machineries



Industry standard certifications

ISO 9001 Certification

- Dongguan Sun Line
- Shenzhen Broadway
- Kunshan Broadway
- Zhuhai Sun Line

ISO 14001 Certification

- Dongguan Sun Line
- Shenzhen Broadway

Business Overview

The business employs a cost-plus pricing model, reducing exposure to market fluctuations


Customers
Designate
Suppliers
Purchase orders
(Cost-plus)
Raw materials
Processing fees
PRC partners
Logistical arrangements for:
Workers
Premises
Utilities
Capital
Manufacturing equipment
Management
Raw materials
Manufacturing expertise
Wholly foreign owned enterprises
Owns manufacturing equipment
Hires own workers
Owns or leases premises
Processing factories: export-oriented
Dongguan Sun Line
Shenzhen Broadway
Manufacturing plants: currently handle mostly domestic sales
Dongguan Sun Chuen
Heyuan Sun Line
Kunshan Broadway
Zhuhai Sun Line

Business Overview

OBMs (Original Brand Manufacturers), ODMs (Original Design Manufacturers), OEMs (Original Equipment Manufacturers)

Main customers are leading international OBMs/ODMs/OEMs of consumer electronics and appliances

Revenue breakdown by customer category

sales by product categories (based on customers' industries)	USD,000 FY2008	%	USD,000 FY2009	%	USD,000 FY2010	%
Consumer electronics	50,075	37.1%	62,924	53.7%	63,143	51.0%
Electrical home appliances	18,098	16.8%	9,268	7.9%	2,876	2.3%
Telecom devices	12,445	9.8%	12,495	10.7%	18,526	14.9%
Computer periherals	19,808	15.7%	7,400	6.3%	6,855	5.5%
Others	26,013	20.6%	25,023	21.4%	32,544	26.3%
Total	128,437	100.0%	117,108	100.0%	123,943	100.0%

Most customers are located in the Asia Pacific region, one of the fastest developing regions in the world

Revenue breakdown by region

sales by location (based on billing)	USD,000 FY2008	%	USD,000 FY2009	%	USD,000 FY2010	%
Asia	122,166	96.6%	107,068	91.4%	102,943	83.1%
Europe	3,397	2.7%	8,968	7.7%	20,189	16.3%
USA	874	0.7%	1,072	0.9%	801	0.6%
Total	126,437	100.0%	117,108	100.0%	123,943	100.0%

Business Overview


Expertise in design and fabrication of high-precision molds
Proven track record in manufacturing high quality products
" Stickiness" factors
Capability to meet frequent just-in-time delivery requirements
Strategic locations

- **Customer J** – Leading Japanese consumer electronics manufacturer, providing services to most leading Japanese electronics brands
- **Customer K** – Leading Korean consumer electronics brand
- **Customer X** – Multi-national consumer electronics manufacturer
- **Customer F** – Leading outsourced manufacturer of electronics
- **Customer L** – Famous global branded, northern European children's educational toy company

Sales to top five customers (% of total revenue)

	04/2006	04/2007	04/2008	04/2009	04/2010
Customer J	46.1%	31.6%	19.3%	23.5%	32.5%
Customer K	4.0%	9.0%	17.5%	8.1%	5.1%
Customer X	13.2%	0.9%	1.0%	7.6%	7.1%
Customer F			2.2%	5.6%	6.6%
Customer L	0.1%	1.4%	1.0%	5.4%	14.9%
% of total revenue	63.4%	42.9%	41.0%	50.2%	66.2%

Years of relationship

Customer J	>10
Customer X	>10
Customer K	>4

Source: Company data

GSME 基美资本 CAPITAL PARTNERS

Business Overview

Plastec outperforms its closest comparable companies in every profitability metric



Gross Margin
15.50%
14%
Plastec
1
Deswell
2
Fischer Tech
3
Fu Yu
4
Hi-P
5



EBITDA Margin
22.1%
5.40%
2.60%
11.30%
Plastec
Deswell
Fischer Tech
Fu Yu
Hi-P



Net Income Margin
1.80%
0.70%
2.60%
Plastec
Deswell
Fischer Tech
Fu Yu
Hi-P



EBIT Margin
4.10%
Plastec
Deswell
Fu Yu
Hi-P
-3%
-1.30%
-4.70%
1
2
3
4
6

1 Financial year ends on April 30
2 Financial year ends on March 31
3 Financial year ends on March 31
4 Financial year ends on December 31
5 Financial year ends on December 31

Source: Company reports

Business Overview

Deswell

CY2009 sales


Electronics assembly
44%
PPIM & MDF
56%

CY2009 EBIT margin


2.0%
-1.1%
PPIM & MDF
Electronics assembly

V.S. International

CY2009 sales


Electronics assembly
21%
PPIM & MDF
79%

CY2009 EBIT margin


-1.0%
-1.9%
PPIM & MDF
Electronics assembly

Hi-P

CY2009 sales


Electronics assembly
47%
PPIM & MDF
53%

CY2009 EBIT margin


10.5%
6.3%
PPIM & MDF
Electronics assembly

Plastec

CY2010 sales


PPIM & MDF
100%

CY2010 EBIT margin


9.6%
PPIM & MDF

Source: Company reports

- Plastec focuses on providing integrated services including mold design and fabrication, plastic injection molding, secondary-process finishing and parts assembly, and leave the electronic products assembly business to our customers, primarily OBMs/OEMs/ODMs
- Some of Plastec's competitors are also involved in the electronic products assembly business, which is of significantly lower margin and higher risk compared to its business
- Plastec also put more emphasis on adopting a "cost-plus" pricing strategy

Business Overview

The business has developed rapidly since inception

Competitive strengths

- Well-established long-term relationships with multi-national customers
- Capabilities and expertise in providing high-quality precision plastic component manufacturing services
- Well-established operations in Guangdong
- Familiarity with the PRC market
- Focus and expertise on higher-end market

Market opportunities

- Selected complementary acquisitions
- Cross-selling to other business segments of existing multi-national customers
- Source business from new customers
- Expansion into other industries, such as automobile, medical and industrial applications
- Improvement and expansion of existing facilities in Guangdong
- Expansion into other regions in China, e.g.
  - Yangtze River delta
  - Bohai Bay economic region

Business strategies

- Expand product mix and customer base
- Continue to focus on leading global brands in customer development efforts
- Continue to improve production facilities and expand production capacity
- Continue to improve precision molding to cater higher quality specifications

V. SUMMARY FINANCIAL INFORMATION

Summary Financial Information

Plastec International Holdings, Ltd.
Income statement

	Audited FY08 US$K	Audited FY09 US$K	Audited FY10 US$K
Sales	126,437	117,108	123,943
Costs of sales	-98,193	-96,109	-103,870
Gross profit	28,244	20,999	20,073
Margin	*22.3%*	*17.9%*	*16.2%*
Selling and admin exp	-8,703	-8,877	-8,183
EBIT	19,541	12,122	11,890
Margin	*15.5%*	*10.4%*	*9.6%*
Other incomes	331	300	705
Total operating profit	19,872	12,422	12,595
Loss on disposal of/written off Fixed Assets	-20	-3,722	-5,173
Finance costs	-1,036	-686	-350
Profit before tax	18,816	8,014	7,072
Income tax	-1,108	-99	-1,392
Net income after tax	17,708	7,915	5,680
Adjusted Net Income	17,726	11,637	10,853
Supplementary Statistics			
EBITDA	29,770	25,351	27,387
EBITDA margin	23.5%	21.6%	22.1%

GSME 基美资本 CAPITAL PARTNERS

Summary Financial Information

Plastec International Holdings, Ltd.
Balance sheet

	Audited FY08 US$K	Audited FY09 US$K	Audited FY10 US$K
Assets			
Current Assets			
Inventories	12,838	10,662	9,525
Trade debtors	30,905	22,293	31,038
Other receivables	1,095	1,481	1,505
Cash & equivalents	14,788	12,184	19,398
Total current assets	59,626	46,620	61,466
Property, Plant & Mach	49,648	57,694	58,811
Other non-current assets	799	3,904	5,042
Total assets	110,073	108,218	125,319
Liabilities & shareholders' equity			
Liabilities			
Bank borrowings	13,639	8,024	11,667
Trade creditors	13,668	11,087	17,438
Accruals & others	5,346	5,985	6,698
Tax provision	3,441	1,982	2,395
Dividend payables	0	6,410	7,692
Total current liabilities	36,094	33,488	45,890
Other long term liabilities	4,960	4,213	6,854
Total Liabilities	41,054	37,701	52,744
Shareholders' equity			
Share capital	13	13	13
Reserves	51,298	68,999	70,728
Dividends	0	-6,410	-3,846
Profit for the year	17,708	7,915	5,680
Total shareholders' equity	69,019	70,517	72,575
Total liabilities & shareholers equity	110,073	108,218	125,319

Summary Financial Information

Plastec International Holdings, Ltd.
Cash Flow

	Audited FY08 US$'K	Audited FY09 US$'K	Audited FY10 US$'K
Profit before tax	18,816	8,014	7,072
Add back: Depreciation & amortisation	10,229	13,229	15,497
Stock (increase)	-2,740	2,177	422
Debtors (increase)	-3,890	8,571	-8,745
Other receivables (increase)	-76	-4,019	171
Creditors & other payables (decrease)	-375	-1,924	7,063
Bills payabels (decrease)	-732	-592	0
Adj: tax	-997	-1,106	-933
Adj: Loss on disposals of/written off PPE	20	3,722	5,173
Others	26	696	919
Operating cash flow	20,281	28,768	26,639
Dividends paid	0	0	-2,564
Prepaid lease payments	0	0	0
Cash used in purchase of PPE	-21,844	-23,539	-22,220
Others in investing activities	2,996	-308	-977
Net borrowings, netting off repayment	-496	-7,518	6,238
Net cash inflow (outflow)	937	-2,597	7,116
Effect on exchange	105	-7	98
Cash at start of year	13,746	14,788	12,184
Cash at end of year	14,788	12,184	19,398

A. INDUSTRY OVERVIEW

Industry Overview

The current timing in China's plastic component industry benefits from organic growth, as well as a return to normalized activity after 2 years of global downturn

- The overall consumer electronics industry has suffered 2 years of negative operating conditions
  - China's local market has continued to grow
  - Many smaller players have been eliminated
- GSME believes that Plastec could benefit from the industry's rebound and continued steady growth in China
  - Rising demand for consumer electronics and home appliance products
  - Strong growth in China's electronics sector
- China provides inexpensive labor, strategic location to serve South East Asia, and a robust domestic market
  - Relative labor cost advantage
  - Located near suppliers and customers
  - Growing production base
  - Rising income levels and relative wealth
  - Increasing outsourcing of services and components

Industry Overview

While the global plastic products market is returning to growth, China's market has continued to develop

Key drivers

- Plastic replacing metal and glass
- Shorter product cycles and miniaturization by electronics industry
- Growth in electronics manufacturing in Asia, especially in China
- End markets supported by Chinese government

Global plastic products market (US$bn)



CAGR = 3.4% (05–09)
CAGR = 3.2% (10–12)
857.5
882.0
923.3
928.2
918.8
958.4
1009.1
1085.0
2005
2006
2007
2008
2009
2010E
2011E
2012E

Source: CPPIA

China's plastic component demand (US$bn)



CAGR = 17.0% (05–09)
CAGR = 14.0% (10–12)
7.6
9.1
11.1
12.4
14.3
16.2
18.3
21.0
2005
2006
2007
2008
2009
2010E
2011E
2012E

Source: CPPIA

Industry Overview

China's consumer electronics industry will outpace global market

Production value of China's consumer electronics industry (US$bn) is projected to continue steady growth...


CAGR = 8.4% (04 - 09)
CAGR = 8.8% (10 - 13)
474.4
535.1
602.1
652.4
692.7
710.6
798.5
862.4
938.9
1,014.2
2004
2005
2006
2007
2008
2009
2010E
2011E
2012E
2013E

Source: CCID

...largely driven by consumer handsets 100 mn unit)


2.1
3.0
4.8
5.5
4.6
6.1
6.9
7.7
8.4
8.8
2004
2005
2006
2007
2008
2009E
2010E
2011E
2012E
2013E

Source: NBS, CCID

...and home appliances (US$bn).


245
275
257
294
2006
2007
2008
2009

Source: MIIT

Industry Overview

China is the growth engine for the global plastic industry

Cost of labor advantage

Source: IZA


3,583
3,058
2,585
1,328
1,088
324
280
234
Japan
Korea
Singapore
Taiwan
Hong Kong
Philippines
Thailand
China
US$/ month

Close proximity to both upstream and downstream players

Source: China Plastic Manufacturing Association

- China accounts for 15% of global plastic resin production, and Guangdong province alone makes up over 20% of China's plastic production
- Major electronics manufacturers are based in southern and eastern China, making China a world electronics manufacturing hub and a big user of plastic components

Rapidly growing domestic consumer electronics market

Source: CCID

Chinese consumer electronics production as % of global production


RoW 47%
China 53%
2004
RoW 37%
China 63%
2009

Increasing affordability due to development of domestic market

Source: China Annual Statistics 2009

- Increasing wealth in China
  - China's 2009 GDP was over 34 trillion RMB (5 tn US$), representing a 9.1% increase over last year
- Downward trend in price of consumer electronics products

Rising outsourcing trend

- Outsourcing 1) reduces time and cost to market, and 2) minimizes capital investment
- Computer and communication are mature markets for outsourcing, while new areas like auto, aerospace, industrial, etc. will contribute to new opportunities

B. GSME MANAGEMENT OVERVIEW

GSME Management Overview

GSME was formed by Mr. Mark Gao and Mr. Eli D. Scher to identify and execute an attractive investment in China and to assist GSME's partner company in expanding and developing

- *Jing Dong (Mark) Gao has served as our chairman of the board since our inception. Mr. Gao has invested in* and built businesses in China in a variety of industries, gaining experience in evaluating companies and investments in China. Mr. Gao is the co-founder and chairman of GSME Capital Partners, a principal investment business headquartered in Shanghai founded in July 2007. GSME Capital Partners makes early stage investments in Chinese businesses with a focus on service industries. Additionally, Mr. Gao serves as chairman and chief executive officer of Fundamental Films, a film distribution and production company he co-founded in April 2008, and invested in by the principals of GSME Capital Partners. Further, Mr. Gao is the chairman of Media Communication Group (MCG), a light-emitting diode (LED) high-technology media business he founded in 2006 and invested in by the principals of GSME Capital Partners. MCG is the exclusive operator of LED advertising screens in the Shanghai and Beijing subways, and owns proprietary media networking management software and has advanced LED screen optimization techniques. Prior to GSME, in 1997, he founded MCHEM Pharma Group, a generic pharmaceuticals manufacturer that manufactured drugs focusing on HIV/AIDS intermediates, APIs and FDFs which was sold to Matrix Labs of India. He served as the company's chairman and chief executive officer from 1997 to 2007. Mr. Gao also invested in Xiamen Prosolar, a Shanghai stock exchange listed real estate development company (SSE: 600193), and sat on its board of directors until May 2008. Mr. Gao received a B.S. from Nanjing University.
- *Eli D. Scher has served as our chief executive officer and a member of our board of directors since our* inception. Since July 2007, Mr. Scher has served as chief executive officer of GSME Capital Partners Inc. From July 2007 to February 2008, Mr. Scher served as chief development officer and a director of MCG. Since February 2008, he has served as chief financial officer of MCG. Additionally, Mr. Scher is a co-founder, and serves as president and chief financial officer, of Fundamental Films. From September 2003 to February 2007, Mr. Scher served as a principal at Daroth Capital Advisors LLC, which is involved in investing and advising clients on financings, mergers and acquisitions and restructurings, where he led the firm's Asian business development efforts. From July 2002 to September 2003, he served as a vice president of Cohen Bros. & Co., a private investment bank. From June 2001 to September 2001, he was a financial intern with China International Capital Corporation, a Sino-American joint venture investment bank where Morgan Stanley and the China Construction Bank acted as the principal partners and investors. Mr. Scher received an A.B. from Princeton University. Mr. Scher is fluent in Mandarin Chinese.

Contact

For further information, contact

Stuart T. Sugarman
(212) 543-1100
ssugarman@cohenandcompany.com
David Batalion
(212) 543-4400
dbatalion@cohenandcompany.com
Cohen & Company Securities, LLC
135 East 57th Street, 21st Floor
New York, New York 10022
www.cohenandcompany.com

GSME Capital Partners
Eli D. Scher, CEO
USA: +1 (646) 872-7270
PRC: +86 (139) 1873-4304
eli@gsme-cp.com